                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                   FORM 11-K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the Fiscal Year Ended December 31, 1997






                         Commission File Number 1-13953






                      W. R. GRACE & CO. SALARIED EMPLOYEES
                          SAVINGS AND INVESTMENT PLAN







                               W. R. Grace & Co.
                             1750 Clint Moore Road
                         Boca Raton, Florida 33487-2707

                       Financial Statements and Exhibits

         (a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan, as required by Form 11-K, together with the report thereon of Price Waterhouse LLP, independent certified public accountants, dated May 27, 1998.

         (b) Exhibits. The Consent of Price Waterhouse LLP is being filed as an exhibit to this Report.

W. R. GRACE & CO.
SALARIED EMPLOYEES
SAVINGS & INVESTMENT PLAN
DECEMBER 31, 1997 AND 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


May 27, 1998


To the Participants and Administrative Committee of the
W. R. Grace & Co. Salaried Employees
Savings and Investment Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits appearing on pages F-2 through F-5 of this report present fairly, in all material respects, the net assets available for plan benefits of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan administrator and/or other plan fiduciaries (the "Plan Fiduciaries"); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Fiduciaries, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1997
-------------------------------------------------------------------------------


                                                FIXED                                        EMPLOYEE          FIDELITY
                                                INCOME                        GRACE            STOCK           BALANCED
                                                 FUND         ADS FUND     STOCK FUND     OWNERSHIP PLAN         FUND
                                            ---------------  ------------  ------------   ----------------  ----------------
Assets
    Investments:
       Insurance company contracts,
         at contract value                    $329,352,449
       Commercial paper, at cost                 5,198,287      $172,283      $584,960         $1,322,376
       W. R. Grace & Co. Common Stock
          (cost: $101,544,649)                                              48,560,663        166,507,984
       FMC ADS
          (cost: $4,503,591)                                   5,870,456
       Fidelity mutual funds
          (cost: $178,868,115)                                                                                  $32,269,412
    Participant loans
    Contributions receivable                       797,037                     170,834            613,433           126,112
                                            ---------------  ------------  ------------   ----------------  ----------------
Net assets available for plan benefits        $335,347,773    $6,042,739   $49,316,457       $168,443,793       $32,395,524
                                            ===============  ============  ============   ================  ================


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                               FIDELITY        FIDELITY                     FIDELITY
                                            GROWTH & INCOME   BLUE CHIP      FIDELITY          OTC       PARTICIPANT
                                                 FUND        GROWTH FUND    CONTRAFUND        FUND          LOANS         TOTAL
                                            ---------------  ------------  -------------  -------------  ------------ -------------
Assets
    Investments:
       Insurance company contracts,
         at contract value                                                                                             $329,352,449
       Commercial paper, at cost                                                                                          7,277,906
       W. R. Grace & Co. Common Stock
          (cost: $101,544,649)                                                                                          215,068,647
       FMC ADS
          (cost: $4,503,591)                                                                                              5,870,456
       Fidelity mutual funds
          (cost: $178,868,115)                 $47,666,141    $74,168,388   $46,472,627     $15,403,666                 215,980,234
    Participant loans                                                                                     $8,770,156      8,770,156
    Contributions receivable                       182,588        311,814       236,346          89,766                   2,527,930
                                            ---------------  ------------  -------------  -------------  ------------ -------------
Net assets available for plan benefits         $47,848,729    $74,480,202   $46,708,973     $15,493,432   $8,770,156   $784,847,778
                                            ===============  ============  =============  =============  ============ =============

   The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1996
-------------------------------------------------------------------------------





                                             FIXED                                       EMPLOYEE       FIDELITY
                                             INCOME                       GRACE           STOCK         BALANCED
                                              FUND        ADS FUND      STOCK FUND    OWNERSHIP PLAN      FUND
                                          -------------  ------------  -------------  ---------------  ------------
Assets
    Investments:
       Insurance company contracts,
         at contract value                $327,663,929
       Commercial paper, at cost             5,662,090      $344,577       $916,378       $1,134,035
       W. R. Grace & Co. Common Stock
          (cost: $99,285,962)                                            32,308,042      122,519,885
       FMC ADS
          (cost: $7,142,342)                              12,048,356
       Fidelity mutual funds
          (cost: $142,696,863)                                                                         $27,379,765
    Participant loans
    Contributions receivable                   822,321            29        157,198          616,826       165,102
                                          -------------  ------------  -------------  ---------------  ------------
Net assets available for plan benefits    $334,148,340   $12,392,962    $33,381,618     $124,270,746   $27,544,867
                                          =============  ============  =============  ===============  ============



                    (RESTUBBED TABLE CONTINUED FROM ABOVE)



                                               FIDELITY         FIDELITY                    FIDELITY
                                           GROWTH & INCOME     BLUE CHIP      FIDELITY         OTC       PARTICIPANT
                                                 FUND         GROWTH FUND    CONTRAFUND       FUND          LOANS         TOTAL
                                          ------------------- -------------  ------------  ------------  ------------  ------------
Assets
    Investments:
       Insurance company contracts,
         at contract value                                                                                             $327,663,929
       Commercial paper, at cost                                                                                          8,057,080
       W. R. Grace & Co. Common Stock
          (cost: $99,285,962)                                                                                           154,827,927
       FMC ADS
          (cost: $7,142,342)                                                                                             12,048,356
       Fidelity mutual funds
          (cost: $142,696,863)                   $30,487,468   $56,715,995   $37,215,990   $10,856,984                  162,656,202
    Participant loans                                                                                     $8,090,709      8,090,709
    Contributions receivable                         147,544       310,905       224,817        72,562                    2,517,304
                                          ------------------- -------------  ------------  ------------  ------------  ------------
Net assets available for plan benefits           $30,635,012   $57,026,900   $37,440,807   $10,929,546    $8,090,709   $675,861,507
                                          =================== =============  ============  ============  ============  ============



  The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1997
-------------------------------------------------------------------------------




                                                                                            EMPLOYEE
                                    FIXED                                                     STOCK             FIDELITY
                                   INCOME                                GRACE              OWNERSHIP           BALANCED
                                    FUND            ADS FUND          STOCK FUND              PLAN                FUND
                              ------------------ ----------------   ----------------    ------------------  -----------------

Contributions:
     Participants                  $ 10,650,939     $          -        $ 2,301,944         $           -        $ 1,650,266
     Transfers among funds            7,106,961       (4,021,935)        (5,436,510)          (15,388,919)           162,307
     Company                                  -                -                  -             8,213,477                  -
                              ------------------ ----------------   ----------------    ------------------  -----------------
     Total                           17,757,900       (4,021,935)        (3,134,566)           (7,175,442)         1,812,573
                              ------------------ ----------------   ----------------    ------------------  -----------------

Income/(loss) from
  investments:
     Interest                        24,676,286                -             55,485               119,815             40,063
     Dividends                                -                -                  -  (*)                -          3,939,582
     Net realized gain                        -        1,806,038          8,108,020            13,338,128            711,285
     Change in unrealized
       appreciation                           -       (3,457,906)        13,447,634  (*)       48,627,301          1,570,434
                              ------------------ ----------------   ----------------    ------------------  -----------------
     Total                           24,676,286       (1,651,868)        21,611,139            62,085,244          6,261,364
                              ------------------ ----------------   ----------------    ------------------  -----------------

Less:
     Participant withdrawals         41,057,623          664,814          2,534,603            10,635,565          3,217,912
     Administrative expenses            177,130           11,606              7,131               101,190              5,368
                              ------------------ ----------------   ----------------    ------------------  -----------------
Net increase/(decrease)               1,199,433       (6,350,223)        15,934,839            44,173,047          4,850,657
                              ------------------ ----------------   ----------------    ------------------  -----------------

Net assets available for plan benefits:

Beginning of year                   334,148,340       12,392,962         33,381,618           124,270,746         27,544,867
                              ------------------ ----------------   ----------------    ------------------  -----------------

End of year                       $ 335,347,773      $ 6,042,739       $ 49,316,457         $ 168,443,793       $ 32,395,524
                              ================== ================   ================    ==================  =================



                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                  FIDELITY
                                  GROWTH &           FIDELITY                             FIDELITY
                                   INCOME           BLUE CHIP          FIDELITY              OTC          PARTICIPANT
                                    FUND           GROWTH FUND        CONTRAFUND            FUND             LOANS
                              -----------------  ----------------- -----------------   ----------------  ---------------
Contributions:
     Participants                  $ 2,480,815        $ 4,177,594       $ 3,177,377        $ 1,219,604    $           -
     Transfers among funds           8,062,935          3,816,496         1,392,088          3,598,085          708,492
     Company                                 -                  -                 -                  -                -
                              -----------------  ----------------- -----------------   ----------------  ---------------
     Total                          10,543,750          7,994,090         4,569,465          4,817,689          708,492
                              -----------------  ----------------- -----------------   ----------------  ---------------

Income/(loss) from
  investments:
     Interest                           30,813             68,937            44,324              8,780                -
     Dividends                       2,100,654          3,622,609         4,450,163          1,031,731                -
     Net realized gain               1,899,844          2,881,590         2,016,408            330,564                -
     Change in unrealized
       appreciation                  5,858,538          8,640,119         1,651,353           (567,662)               -
                              -----------------  ----------------- -----------------   ----------------  ---------------
     Total                           9,889,849         15,213,255         8,162,248            803,413                -
                              -----------------  ----------------- -----------------   ----------------  ---------------

Less:
     Participant withdrawals         3,214,583          5,749,750         3,446,191          1,056,057           29,045
     Administrative expenses             5,299              4,293            17,356              1,159                -
                              -----------------  ----------------- -----------------   ----------------  ---------------
Net increase/(decrease)             17,213,717         17,453,302         9,268,166          4,563,886          679,447
                              -----------------  ----------------- -----------------   ----------------  ---------------

Net assets available for plan benefits:

Beginning of year                   30,635,012         57,026,900        37,440,807         10,929,546        8,090,709
                              -----------------  ----------------- -----------------   ----------------  ---------------

End of year                       $ 47,848,729       $ 74,480,202      $ 46,708,973       $ 15,493,432      $ 8,770,156
                              =================  ================= =================   ===============   ===============




                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                    TOTAL
                              ------------------
Contributions:
     Participants                  $ 25,658,539
     Transfers among funds                    -
     Company                          8,213,477
                              ------------------
     Total                           33,872,016
                              ------------------

Income/(loss) from
  investments:
     Interest                        25,044,503
     Dividends                       15,144,739
     Net realized gain               31,091,877
     Change in unrealized
       appreciation                  75,769,811
                              ------------------
     Total                          147,050,930
                              ------------------

Less:
     Participant withdrawals         71,606,143
     Administrative expenses            330,532
                              ------------------
Net increase/(decrease)             108,986,271
                              ------------------

Net assets available for plan benefits:

Beginning of year                   675,861,507
                              ------------------

End of year                       $ 784,847,778
                              ==================





   The accompanying notes are an integral part of these financial statements.

                                      F-4

(*) Dividends received are reinvested in shares of Grace Common Stock and reflected as part of change in unrealized appreciation.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1996
-------------------------------------------------------------------------------



                                                                      OLD GRACE
                                                      OLD              EMPLOYEE
                                   FIXED             GRACE              STOCK
                                  INCOME             STOCK            OWNERSHIP              ADS                  GRACE
                                   FUND            FUND (*)            PLAN (*)              FUND               STOCK FUND
                            -------------------- --------------    -----------------  -------------------   -------------------
Contributions:
     Participants                  $ 12,156,713    $ 1,673,617       $            -     $              -             $ 745,932
     Transfers among funds            2,426,969    (31,146,063)         (80,367,475)           6,248,865            25,620,990
     Company                                  -              -            6,558,277                  454                     -
                            -------------------- --------------    -----------------  -------------------   -------------------
     Total                           14,583,682    (29,472,446)         (73,809,198)           6,249,319            26,366,922
                            -------------------- --------------    -----------------  -------------------   -------------------

Income/(loss) from
  investments:
     Interest                        26,113,816         42,640              106,582                    -                11,466
     Dividends                                -              -  (**)              -                    -                     - (**)
     Net realized gain/(loss)                 -     10,544,939           39,074,138            1,192,706               671,777
     Change in unrealized
       appreciation                           -    (12,426,449) (**)    (61,197,108)           5,190,321             6,332,441 (**)
                            -------------------- --------------    -----------------  -------------------   -------------------
     Total                           26,113,816     (1,838,870)         (22,016,388)           6,383,027             7,015,684
                            -------------------- --------------    -----------------  -------------------   -------------------

Less:
     Participant withdrawals         38,006,893      2,064,119            9,215,678              234,423                     -
     Administrative expenses            248,966         17,817              104,929                4,961                   988
                            -------------------- --------------    -----------------  -------------------   -------------------
Net increase/(decrease)               2,441,639    (33,393,252)        (105,146,193)          12,392,962            33,381,618
                            -------------------- --------------    -----------------  -------------------   -------------------

Net assets available for plan benefits:

Beginning of year                   331,706,701     33,393,252          105,146,193                    -                     -
                            -------------------- --------------    -----------------  -------------------   -------------------

End of year                       $ 334,148,340   $          -       $            -         $ 12,392,962          $ 33,381,618
                            ==================== ==============    =================  ===================   ===================



                    (RESTUBBED TABLE CONTINUED FROM ABOVE)





                                  EMPLOYEE
                                    STOCK              FIDELITY            FIDELITY            FIDELITY
                                  OWNERSHIP            BALANCED         GROWTH & INCOME        BLUE CHIP           FIDELITY
                                     PLAN                FUND                FUND             GROWTH FUND         CONTRAFUND
                             --------------------  ------------------  ------------------  ------------------  ------------------
Contributions:
     Participants              $               -         $ 2,410,884         $ 2,240,247         $ 4,642,360         $ 3,395,399
     Transfers among funds            69,616,800          (6,236,322)          7,989,173          (2,946,713)          4,420,470
     Company                           2,636,616                   -                   -                   -                   -
                             --------------------  ------------------  ------------------  ------------------  ------------------
     Total                            72,253,416          (3,825,438)         10,229,420           1,695,647           7,815,869
                             --------------------  ------------------  ------------------  ------------------  ------------------

Income/(loss) from
  investments:
     Interest                             28,351              51,901              35,617              90,514              59,278
     Dividends                                 -           1,377,709           1,512,921           4,177,116           2,948,875
     Net realized gain/(loss)          1,751,040             (69,983)            997,011           1,749,481           1,187,406
     Change in unrealized
       appreciation                   52,100,037           1,034,839           2,252,690           1,841,167           2,393,368
                             --------------------  ------------------  ------------------  ------------------  ------------------
     Total                            53,879,428           2,394,466           4,798,239           7,858,278           6,588,927
                             --------------------  ------------------  ------------------  ------------------  ------------------

Less:
     Participant withdrawals           1,829,054           3,927,296           2,816,501           5,885,607           3,665,872
     Administrative expenses              33,044               8,969               5,582               6,311              21,145
                             --------------------  ------------------  ------------------  ------------------  ------------------
Net increase/(decrease)              124,270,746          (5,367,237)         12,205,576           3,662,007          10,717,779
                             --------------------  ------------------  ------------------  ------------------  ------------------

Net assets available for plan benefits:

Beginning of year                              -          32,912,104          18,429,436          53,364,893          26,723,028
                             --------------------  ------------------  ------------------  ------------------  ------------------

End of year                        $ 124,270,746        $ 27,544,867        $ 30,635,012        $ 57,026,900        $ 37,440,807
                             ====================  ==================  ==================  ==================  ==================


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                 FIDELITY
                                   OTC            PARTICIPANT
                                   FUND              LOANS           TOTAL
                            ------------------- ---------------- -------------
Contributions:
     Participants                  $ 1,106,457   $             -  $ 28,371,609
     Transfers among funds           2,420,802         1,952,504             -
     Company                                 -                 -     9,195,347
                            ------------------- ---------------- -------------
     Total                           3,527,259         1,952,504   37,566,956
                            ------------------- ---------------- -------------

Income/(loss) from
  investments:
     Interest                           24,451                 -    26,564,616
     Dividends                       1,334,930                 -    11,351,551
     Net realized gain/(loss)         231,785                 -     57,330,300
     Change in unrealized
       appreciation                    347,745                 -    (2,130,949)
                            ------------------- ---------------- -------------
     Total                           1,938,911                 -    93,115,518
                            ------------------- ---------------- -------------

Less:
     Participant withdrawals           975,675         1,392,765    70,013,883
     Administrative expenses               911                 -       453,623
                            ------------------- ---------------- -------------
Net increase/(decrease)              4,489,584           559,739    60,214,968
                            ------------------- ---------------- -------------

Net assets available for plan benefits:

Beginning of year                    6,439,962         7,530,970   615,646,539
                            ------------------- ---------------- -------------

End of year                       $ 10,929,546       $ 8,090,709 $ 675,861,507
                            =================== ================ =============



   The accompanying notes are an integral part of these financial statements.

(*) Fund represents investments in Old Grace common stock. See Note 1. (**) Dividends received are reinvested in shares of Grace Common Stock and reflected as part of change in unrealized appreciation.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan and the Summary Plan Description and Prospectus Supplement for the Plan for more complete information.

GENERAL

The Plan is a defined contribution plan originally adopted effective September 1, 1976, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ELIGIBILITY AND VESTING

Within those units of W. R. Grace & Co., a Delaware corporation ("Grace"), and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any salaried employee (or any salesman paid on a commission basis) and any other employee in an eligible employment classification who has completed 12 months of employment (including 1,000 hours of service) is eligible to participate in the Plan, subject to certain exceptions and special provisions.

A participant's interest in the Plan is always fully vested.

NMC TRANSACTION

In September 1996, a predecessor of Grace ("Old Grace") completed a transaction ("NMC Transaction") as a result of which each of its common shareholders received shares of Grace Common Stock, American Depositary Shares ("ADSs") of Fresenius Medical Care AG ("FMC"), and shares of preferred stock ("New Preferred Shares") of Fresenius National Medical Care Holdings, Inc., a subsidiary of FMC. FMC is a German corporation that owns National Medical Care, Inc. (a subsidiary of Old Grace) and other businesses. ADSs represent shares of FMC. The common stock of Old Grace was canceled in the NMC Transaction.

The Old Grace Stock Fund and the Old Grace Employee Stock Ownership Plan were previously invested in common stock of Old Grace; as noted above, such common stock was canceled in the NMC Transaction and was therefore eliminated from the Plan following the NMC Transaction. The Grace Common Stock, ADSs and New Preferred Shares received with respect to the shares of common stock of Old Grace held in the Old Grace Employee Stock Ownership Plan were credited to the Employee Stock Ownership Plan. All such ADSs and New Preferred Shares were sold within 90 days following the NMC Transaction, and the proceeds were invested in Grace Common Stock and credited to the Employee Stock Ownership Plan.

The Grace Common Stock and New Preferred Shares received with respect to the shares of common stock of Old Grace held in the Old Grace Stock Fund were credited to the Grace Stock Fund. All such New Preferred Shares were sold within 90 days following the NMC Transaction, and the proceeds were invested in Grace Common Stock and credited to the Grace Stock Fund. The ADSs received with respect to such shares of common stock of Old Grace were credited to the ADS Fund.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


CONTRIBUTIONS TO THE PLAN

Plan participants may elect to contribute to the Plan from 2% to 16% of their compensation (which, for purposes of the Plan, consists of salary and/or commissions, incentive compensation, special bonus awards, shift differential and overtime pay).

Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to an annual dollar limit on before-tax contributions of $9,500 for 1997 and 1996. In addition, for both 1997 and 1996, federal income tax law limited to $150,000 the annual compensation on which tax-qualified plan benefits may be based.

A Company contribution equal to 50% of each participant's contribution is made to the Plan; however, no Company contribution is made with respect to a participant's contribution in excess of 6% of his compensation. Therefore, the maximum Company contribution is 3% of each participant's compensation, subject to the annual dollar limitations noted above.

INVESTMENT OPTIONS

Participants may elect to have their contributions invested in any one or more of the following funds in which the Plan participates:

         FIXED INCOME FUND

         The Fixed Income Fund is invested in fixed income securities or obligations, interest-bearing bank accounts or guaranteed income funds established or maintained by licensed insurance companies. Excess cash may be invested in short-term fixed income securities.

         GRACE STOCK FUND

         The Grace Stock Fund is invested in Grace Common Stock. Pending investment, cash credited to this fund may be invested in short-term securities.

         The Plan also offers the following five Fidelity Mutual Funds to Plan participants:

              FIDELITY BALANCED FUND is invested in both fixed income securities and equity securities at all times.

              FIDELITY GROWTH & INCOME FUND is invested in equity securities at all times and may be invested in fixed income securities, depending upon market conditions.

              FIDELITY BLUE CHIP GROWTH FUND is invested in equity securities of companies with higher than average earnings growth.

              FIDELITY CONTRAFUND is invested in equity securities of companies generally out of favor with the market that are judged by the Fund's investment manager to be capable of above average growth in value.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


              FIDELITY OTC PORTFOLIO is invested in equity securities of smaller companies traded in the over-the-counter market.

The plan also maintains an ADS Fund as a result of the NMC Transaction.

         ADS FUND

         The ADS Fund holds the ADSs that were credited to the accounts of each participant who had a balance in the Old Grace Stock Fund immediately prior to the NMC Transaction. Participants may transfer balances out of the ADS Fund at any time, but may not deposit or transfer any funds into the ADS Fund. The ADS Fund will be eliminated from the Plan on December 31, 1998; any balances remaining in such fund on that date will be credited to the Fixed Income Fund. Pending investment, cash credited to this Fund may be invested in short-term securities.

At December 31, 1997 and 1996, the number of participants in the various Funds (including former employees whose funds have not yet been distributed and who no longer contribute to the Plan) was as follows:


                                    DECEMBER 31, 1997      DECEMBER 31, 1996
                                    -----------------      -----------------
Fixed Income Fund                         6,470                  6,886
Grace Stock Fund                          2,432                  2,423
Employee Stock Ownership Plan             7,638                  8,401
Fidelity Balanced Fund                    2,083                  2,191
Fidelity Growth & Income Fund             2,315                  2,091
Fidelity Blue Chip Growth Fund            3,637                  3,548
Fidelity Contrafund                       2,562                  2,524
Fidelity OTC Fund                         1,392                  1,313
ADS Fund                                  1,729                  2,134


The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent at the end of each calendar quarter.

On any business day, participants may allocate their future contributions among the Funds and transfer the amounts related to their prior contributions in any of the Funds to other Funds (other than the ADS Fund). Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account balance.

Company contributions are generally credited to the Employee Stock Ownership Plan ("ESOP"). The ESOP is invested in Grace Common Stock. The ESOP is an Employee Stock Ownership Plan, within the meaning of the Code.

Eligible employees (generally, those age 50 and older) may elect to transfer all or a portion of their Company contributions once each year from the ESOP Fund to any of the other Funds except the Grace Stock Fund and the ADS Fund. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account balance.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


PARTICIPANT LOANS

Participants may borrow up to one-half of the value of their account balance up to $50,000. Loans may be for a term of one to five years for a general purpose loan and up to twenty years for a loan to purchase a principal residence. The interest rate for the loans is fixed for the term of the loan and the loans are repaid in periodic installments, depending on the loan provisions. Participants can repay the outstanding loan balance in full at any time without penalty. Loans are considered to be in default and treated as a distribution for tax purposes if no payment is received for ninety days. If employment with the Company ends, any outstanding loan balance will be considered a distribution if not repaid within ninety days.

Interest paid on loans is credited to the individual funds from which the loan was taken and is shown as interest income within those funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounts of the Plan are maintained on the accrual basis of accounting which is acceptable under U.S. Department of Labor Regulations and is in accordance with generally accepted accounting principles ("GAAP").

Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Investments in the Fidelity Mutual Funds are valued at their respective market prices quoted at year-end which represent the net asset value of the securities held in such Funds. Investments in commercial paper, U.S. Treasury bills and U.S. government securities mutual funds are valued at cost, which approximates market value. Investments in insurance company contracts are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Participant loans are valued at cost, which approximates fair value.

The assets of the Plan are commingled in the Trust Fund of the W. R. Grace & Co. Profit Sharing and Savings and Investments Plans ("Trust Fund") with the assets of other tax-qualified profit sharing and savings and investment plans maintained by the Company. The Trust Fund is administered by The Fidelity Management Trust Company ("Trustee"). For each Fund, assets and investment returns are allocated to each plan pro rata, based upon each plan's daily net asset balance in the Fund and the Trust Fund's daily total net asset balance attributable to the Fund.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


The following tables present the fair values of investments and investment income for the Trust Fund:

                                                         DECEMBER 31,
                                                  1997                 1996
                                             -------------        -------------
INVESTMENTS AT FAIR VALUE:
    Guaranteed investment contracts          $ 339,227,904        $ 336,477,479
    Commercial paper, at cost                    7,576,304            8,371,661
    W. R. Grace & Co. Common Stock             229,580,586          164,826,752
    Fresenius Medical Care ADS                   6,337,059           13,023,675
    Fidelity mutual funds                      224,084,198          168,769,016
                                             -------------        -------------
                                             $ 806,806,051        $ 691,468,583
                                             =============        =============

                                                         DECEMBER 31,
                                                  1997                 1996
                                             -------------        -------------
INVESTMENT INCOME:
    Interest                                  $ 25,789,788         $ 27,299,403
    Dividends                                   15,748,378           11,744,003
    Net realized gain                           32,937,076           58,391,340
    Change in unrealized appreciation           80,093,404             (404,809)
                                             -------------        -------------
                                             $ 154,568,646         $ 97,029,937
                                             =============        =============

Income of each Fund is reinvested in that Fund, except that dividends paid on shares of Grace Common Stock held in the ESOP Fund are paid to participants within 90 days after the end of the calendar year in which the dividends are received. The ESOP Fund dividends are not treated as income to the Plan or as distributions to participants. The Trustee manages the Grace Stock Fund and the ESOP Fund by purchasing shares of Grace Common Stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers from the Funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, or as delegated by that Committee.

The Plan recognizes benefits when paid.

The Plan recognizes a gain or loss on Grace Common Stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares distributed. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the proceeds from the sale.

Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating unit.

The preparation of financial statements in conformity with GAAP requires the Plan Fiduciaries to make estimates and assumptions that affect the reported amounts of assets and liabilities, on the date of the financial statements. Actual amounts may differ from the estimates used.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


NOTE 3 - GUARANTEED INVESTMENT CONTRACTS:

Investments in the Fixed Income Fund consist primarily of guaranteed investment contracts ("GICs") issued by various insurance companies. In accordance with GAAP as proscribed for defined contribution plans, the Plan's GICs are stated at contract value, which may or may not equal fair value. Contract value includes principal invested, plus interest credited, less benefit payments and administrative expenses. Listed below are the Plan's investments in GICs:

                                                        VALUE AT DECEMBER 31,
                                                  -------------------------------
               ISSUER                  RATE           1997                1996             MATURITY
               ------                  ----           ----                ----             --------
Metropolitan Life Insurance Co.        6.88%      $ 19,986,014       $         --            Jun-2002
                                       7.00%        51,106,892         47,906,997            Dec-2000

Peoples Security Life Insurance Co.    6.87%        37,002,452         43,443,713            Dec-2001
                                       6.40%        12,309,697                 --            Dec-2002

Prudential Life Insurance Co.          9.13%        85,563,609        133,321,676            Jun-2000

New York Life Insurance Co.            5.91%        21,717,053         20,566,711            Dec-1999
                                       6.63%        19,661,763                 --            Jun-2003

John Hancock Mutual Life Ins. Co.      6.01%        21,347,025         20,197,323       Jun-1998, Jun-2000
                                       7.02%        24,164,144         22,646,956            Jun-2001
                                       7.85%        21,279,854         39,580,553            Feb-1998

Pacific Mutual Life Insurance Co.      6.87%        15,213,946                 --            Jun-2002
                                                  ------------       ------------
TOTAL CONTRACTS                                   $329,352,449       $327,663,929
                                                  ============       ============



NOTE 4 - FEDERAL INCOME TAXES:

On July 13, 1995, the Internal Revenue Service issued a letter stating that the Plan, as then in effect, was in compliance with the applicable requirements of the Code. The Plan has been amended since the issuance of this determination letter. However, the Plan Fiduciaries believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Fiduciaries believe the Plan continues to be qualified, and the related Trust continues to be tax exempt.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


NOTE 5 - PLAN TERMINATION:

Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating unit may terminate its participation in the Plan with the approval of Grace's Board of Directors.

NOTE 6 - SUBSEQUENT EVENT:

On March 31, 1998, Grace completed transactions in which each holder of Grace Common Stock received the following in exchange for each share of Grace Common
Stock: (a) one share of common stock of the "new W. R. Grace & Co." ("New Grace") created as a result of the transactions, (b) a fraction of a share of common stock of Sealed Air Corporation ("Sealed Air") and (c) a fraction of a share of preferred stock of Sealed Air. Sealed Air owns the Company's former Cryovac flexible packaging business and other businesses.

The Plan established the New Grace Stock Fund to hold the New Grace common stock, the Sealed Air Common Stock Fund to hold the Sealed Air common stock, and the Sealed Air Preferred Stock Fund to hold the Sealed Air preferred stock that was credited to the accounts of each participant who had a balance in the Grace Stock Fund on March 31, 1998.

The Plan established the New Grace Employee Stock Ownership Plan to hold the New Grace common stock and the Sealed Air common and preferred stock that was credited to the accounts of each participant who had a balance in the Employee Stock Ownership Plan on March 31, 1998. All such Sealed Air common and preferred stock has been sold, and the proceeds were invested in New Grace common stock and credited to the New Grace Employee Stock Ownership Plan.

Also as a result of the transactions with Sealed Air, approximately $203.5 million (representing the fair value of assets credited to the accounts of former Company employees who became employees of Sealed Air) were transferred to Sealed Air.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            W. R. GRACE & CO.
                                            SALARIED EMPLOYEES
                                            SAVINGS AND INVESTMENT PLAN



                                            By: /s/ P. C. DONAYRI
                                               -------------------------------
                                                P. C. Donayri
                                                Chairman, Administrative
                                                  Committee



Date:  June 26, 1998